

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 6, 2008

Mr. Tim Coupland
President and Chief Executive Officer
Dynamic Gold Corp
675 West Hastings Street, Suite 506
Vancouver, British Columbia V6B 1N2
Canada

> **Re: Dynamic Gold Corp**
> **Form 10-KSB for Fiscal Year Ended June 30, 2007**
> **Filed September 13, 2007**
> **File No. 000-52417**

Dear Mr. Coupland

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

General

1. The Commission File Number included on certain Form 8-K filings appears to be inconsistent with the Commission File Number on record of 000-52417. Please

note your Commission File Number to ensure that future forms and filings include the appropriate file number.

2.   Throughout your filing and financial statements you refer to your company as "development stage." Please note that within the context of extractive industries, this term is defined by paragraph (a)(4)(ii) of SEC Industry Guide 7 and has specific meaning to investors. Based on your disclosures of the description of your business, please modify your filing to refer to your company as "exploration stage" to avoid investor confusion. Refer to paragraph F.10 of "Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance (March 31, 2001)." This can be located at our website at:

                   http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm

Item 6 – Management's Discussion and Analysis or Plan of Operation

Critical Accounting Policies

Mineral Properties, page 14

3.   We note your accounting policy to expense mineral property acquisition costs as incurred. Please refer to paragraph 9 of EITF 04-2 and modify your policy accordingly.

Item 7 – Financial Statements, page 14

4.   We note that your financial statements do not include an audit report certifying the financial amounts as of and for the year ended June 30, 2006, or for the cumulative amounts from inception to June 30, 2007. Please revise your filing to include an audit report, or multiple audit reports, as applicable, covering all periods for which financial statements are presented. Refer to Item 310(a) of Regulation S-B and Article 2-05 of Regulation S-X.

Item 8A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 29

5.   You disclose that your President and Chief Financial Officer concluded that your disclosure controls and procedures "… are effective to provide reasonable assurance that information required to be disclosed in this annual report on Form 10-KSB is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms." Item 307 of

Regulation S-B requires that you disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, disclosure controls and procedures also include, "… without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officer's conclusions do not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officers' conclusions to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as contained in Rule 13a-15(e) of the Exchange Act.

Management's Annual Report on Internal Control Over Financial Reporting, page 29

6.   We note your disclosure within the third and fourth paragraphs of this subsection states your conclusions as to the effectiveness of disclosure controls and procedures. Please note that disclosure controls and procedures, as defined by Exchange Act Rules 13a-15(e) and 15d-15(e), are different from internal controls over financial reporting, as defined by Exchange Act Rules 13a-15(f) and 15d-15(f). Please revise your disclosure to indicate your conclusion of the effectiveness of your internal controls over financial reporting.

7.   We note your disclosure in the fourth paragraph of this subsection in which you concluded effectiveness "subject to the limitations noted above." Please revise your disclosure to state, in clear and unqualified language, whether you conclude your controls are or are not effective. You must also disclose any material weaknesses identified. You should also consider disclosing any other information that enhances the reader's understanding of your internal control over financial reporting, including weaknesses identified and mitigating or compensating controls.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

8.   In a March 4, 2005 Staff Alert entitled "Annual Report Reminders," the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. We note the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.

The identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title.

Please revise your certifications to be in the exact form set forth in Item 601 of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief